August 30, 2007
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Attention:	Mr. William Choi, Branch Chief
Mr. Yong Kim, Division of Corporation Finance

Re:	Form 10-K for the Fiscal Year Ended January 27, 2007 Filed on March 28, 2007
File No. 1-4908
Dear Mr. Choi and Mr. Kim:
          We have reviewed your comment letter dated August 16, 2007 and have provided detailed responses keyed to your letter. We will address staff comments in future filings as indicated.

1.	Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Your presentation on pages 26 and 29 of income from continuing operations, as adjusted and the related earnings per share amounts represent non-GAAP measures subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. Please tell us why you believe your presentation of these per share non-GAAP measures is allowable. Refer to Item 10(e) of Regulation S-K and questions 8 and 11 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Response:

We believe our presentation on pages 26 and 29 of income from continuing operations, as adjusted and the related earnings per share amounts, as adjusted is consistent with Item 10(e) of Regulation S-K. As required by Item 10(e)(1)(i), the presentation on those pages presents the GAAP measures first with greater prominence, provides a reconciliation by schedule to the non-GAAP measures and provides the reasons why the registrant’s management believes that presentation of the non-GAAP measures provides useful information to investors.

Both presentations are consistent with Item 10(e)(ii)(B) as neither adjusts a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures raises the question of whether it is appropriate to eliminate or smooth an item that is identified as “recurring.” However, none of the items for which we adjusted in the fiscal years or the fourth quarters were of a nature that was reasonably likely to recur within two years or was such that there was a similar charge or gain within the prior two years. As indicated in our reconciliation, these one-time items in fiscal 2006 included:
•	the benefit related to a one-time correction of the accounting related to the tax impact of foreign currency gains and/or losses on certain intercompany loans (which was not material for restatement and has been corrected in all subsequent periods).

•	the income tax benefit associated with repatriation of earnings from our Canadian subsidiary, which was a special one-time repatriation permitted by tax legislation passed in 2004.

•	The third quarter events occurring in fiscal 2006 which impacted our comparisons and included the following:

°	costs associated with resignation agreements related primarily to the resignation of our CEO, an event that has never previously occurred in our history and was not expected to recur;

°	costs and operating losses associated with the closure of our e-commerce business, which itself will not recur nor did we expect to close any of our other lines of business;

°	costs including the impact of lost sales related to damage and store closures due to Hurricane Katrina and related hurricanes, which was a natural disaster of catastrophic proportions not expected to recur, and

°	the gain from our share of the Visa/MasterCard antitrust class action settlement. Although it is possible we may receive some additional proceeds from this settlement, we did not believe it was reasonably likely that any such proceeds would be received within two years from the initial settlement.

In addition, in fiscal 2005, there was the cumulative effect of a correction in our lease accounting to conform with GAAP, which was a one-time correction as a result of SEC guidance that broadly affected retailers.

We note that none of these events or any of the same nature had occurred within the previous two years or was considered reasonably likely to recur in the subsequent two years. And, in fact, none has since recurred.

The fiscal 2006 one-time events overall had a positive effect on our income from continuing operations and earnings per share, which was particularly dramatic in light of the negative effect of the fiscal 2005 one-time event. We believed that the substantial number of one-time events in fiscal 2006 and the fact that those events were both positive and negative, compounded with an additional one-time negative event in fiscal 2005, made it difficult for investors to understand the underlying trends in our business without the benefit of a chart quantifying those effects. Indeed, Question 8 to the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available at www.sec.gov, notes that a non-GAAP financial measure that eliminates even a recurring item or items from the most directly comparable GAAP financial measure may be acceptable, depending on all of the facts and circumstances, particularly if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In our case, as all of the items were nonrecurring events, their financial impact all disappeared once they occurred and events of a similar nature were not expected to recur.

With respect to the inclusion of per share information, Question 11 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, recognizes that certain non-GAAP per share measures may be meaningful from an operating viewpoint. The Staff went on to explain that disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors, as well as a reconciliation of the measure to the GAAP financial measure of earnings per share, should also be included. Our disclosure is consistent with the response to Question 11. As we indicated on pages 26 and 29 of our Form 10-K, we believe the presentation of the non-GAAP information presented our results on a more comparable basis and was useful in understanding the underlying trends in our business. We included a full reconciliation to the GAAP numbers and believe that by presenting the income from continuing operations information, “as reported,” as well as “as adjusted,” we have provided the necessary GAAP information to investors. Because of the substantial number of the one-time events occurring in fiscal 2006 and 2005, some positive and some negative, we continue to believe that the presentation of per share income from continuing operations, as adjusted, aided investors in understanding our results in the context of results from prior years.

2.	Comment:

Financial Statements, page F-1 Consolidated Balance Sheets, page F-5

Please disclose the balance of your allowance for doubtful accounts related to accounts receivable either on the face of the balance sheet or in your notes to financial statements. Refer to Rule 5.02.4 of Regulation S-X. Additionally, to the extent material, please disclose the activity in your allowance for doubtful accounts in Schedule II. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Response:

Our allowance for doubtful accounts is immaterial. As a retailer, the vast majority of our accounts receivable balance relates to receivables from financial institutions for credit card and debit card activity, and we believe these receivables are fully collectible. With regard to the balance of our accounts receivable, we record any receivable we believe may not be fully collectible at our estimation of the net realizable amount. The amount by which our other accounts receivable were reduced for fiscal 2007 and fiscal 2006 is minimal (less than $400,000 in each year) and therefore not considered material for disclosure. If our allowance for doubtful accounts or related activity is material in any future period, we will disclose the allowance on the face of the balance sheet or in our notes to the financial statements.

3.	Comment:

Notes to Consolidated Financial Statements, page F-8 Revenue Recognition, page F-8

You disclose that you defer revenue recognition from gift cards until the customer uses the gift card to acquire merchandise. Please tell us and disclose in future filings your gift card accounting policies, including whether your gift cards have expiration dates and if the same policies apply to merchandise credits. Regarding your gift card breakage policy, please provide us with a description of your breakage recognition methodology, a summary of your historical gift card breakage pattern and your estimated gift card breakage rate. Please also tell us and disclose in future filings, the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift cards or over the term of your performance obligation and your basis in GAAP for doing so.

Response:

We issue both gift cards and merchandise credits using store cards, and our accounting policies for gift cards and merchandise credits are essentially the same. These store cards have no expiration dates, and we do not charge any administrative fees. In addition to our stated policy as to when we recognize the revenue from gift cards, we disclose our gift card breakage policy on page F-8: Based on historical experience we estimate amounts that will not be redeemed and, to the extent allowed by local law, we amortize this amount into income over the redemption period. We believe this policy answers the staff’s last question that breakage is recognized over our performance obligation, not upon the sale of the card, and is consistent with the SEC’s position on accounting for gift card breakage as outlined in remarks to the AICPA National Conference in December 2005. We will clarify our policy in future filings to indicate that the policy also relates to merchandise credits.

As for our breakage recognition methodology, we evaluate our actual redemption history by chain. Our redemption history shows that on a consolidated basis our breakage is less than 2%. The vast majority of cards are redeemed shortly after issuance with over 90% redeemed within 1 year of issuance on a consolidated basis. Redemption essentially ceases after 5 years with less than 2% then remaining unredeemed. To the extent there are no legal requirements to escheat these amounts or otherwise settle this obligation, the breakage amount is amortized into income over the five-year period from the date of issuance in relation to our redemption rate for the chain. Thus, approximately 90% of the breakage amount is amortized into income on a consolidated basis one year after issuance with the remainder amortized over the following four years. We believe this approach reasonably and objectively determines the amount of breakage as well as the estimated redemption period.

Lastly, the amount of breakage amortized into income for the three fiscal years presented was $7.6 million for the fiscal year ended January 2007, $6.9 million for the fiscal year ended January 2006 and $4.1 million for the fiscal year ended January 2005. We would note that because we have experienced such a high redemption rate over our history, the amount of breakage amortized into income each year is not material to our operating results.

We will adjust our disclosures in future filings to provide the additional information on our accounting policies for gift cards (including merchandise credits) and will disclose the amount of breakage included in our income statement for each period presented to the extent the amounts are deemed material for disclosure.

4.	Comment:

Discontinued Operations — A.J. Wright store closings, page F-12

We note your presentation of the 34 closed A.J. Wright stores as discontinued operations. Please explain to us how you determined cash flows of these stores were eliminated from your ongoing operations. In doing so, please tell us how you concluded customers from the closed A.J. Wright stores did not migrate to other A.J. Wright stores or to any other store chains you operate. Refer to paragraph 42 of SFAS 144 and to EITF 03-13.

Response:

Paragraph 42 of SFAS 144 sets forth the criteria that must be met for the results of operations of a component of an entity to be reported in discontinued operations: (i) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

(ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

With respect to the first criteria, we evaluated whether the customers of the 34 closed A.J. Wright locations would shop at other A.J. Wright stores or at our other chains, and accordingly, whether the cash flows generated by the 34 A.J. Wright locations would be eliminated from the ongoing operations.

With respect to other A.J. Wright stores, our research showed that the A.J Wright customer generally resided within a two to three-mile radius of the A.J. Wright store location. We prepared an analysis of the stores scheduled to close and their proximity to other A.J.Wright stores. There were only two A.J.Wright stores scheduled to close that were even within a five-mile radius of A.J.Wright stores that remained open, and most were significantly farther away. Since the A.J. Wright shopper primarily came from within two to three miles of the store location, we believed that migration of the revenue stream from the 34 closed stores to other A.J. Wright stores would be minimal at best.

With respect to our other chains, our research showed that the demographics of the A.J Wright customer and the customers of our other businesses are quite different as has been reported in our Form 10-K. The difference in the customer profile and the product offerings of the A.J. Wright stores versus those of each of our other chains demonstrated that we would not expect to see any material transfer of the revenue stream from the closed A.J. Wright stores to those of our other chains.

As a result of our evaluation of the nature of the A.J. Wright customer base and the proximity of the closed stores to other A.J. Wright stores and the likelihood of the customers shopping at other TJX chains, we concluded that “the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction”.

With respect to the second criteria, all 34 stores ceased all operations and were closed, so we concluded there was no “continuing involvement in the operations of the component of the business”.

Based on this analysis, as well as our consideration of the guidance in EITF 03-13 relative to applying the conditions of paragraph 42 of SFAS No. 144, we concluded that we met the criteria as defined by paragraph 42 of SFAS No. 144 for classifying these closed stores as discontinued operations and accordingly, were required to account for them as discontinued operations.
In addition, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very Truly Yours,
/s/ Nirmal K. Tripathy
The TJX Companies, Inc.
By: Nirmal K. Tripathy
Chief Financial Officer
CC: Mary E. Weber, Ropes & Gray LLP